AHJ
3·1·2004

SECU 04002141 MMISSION
Washington, ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FISCL Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6960 Orchard Lake Road, Suite 205 FEB 20 2004
(No. and Street)

West Bloomfield (City) Michigan (State) 48322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrizia G. Corona (248)626-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard Small, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

30800 Telegraph Road, Suite 1880 Bingham Farms, Michigan 48025
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39797

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FISCL Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6960 Orchard Lake Road, Suite 205
(No. and Street)

West Bloomfield (City) Michigan (State) 48322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrizia G. Corona (248)626-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Howard Small, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

30800 Telegraph Road, (Address) Suite 1880 (City) Bingham Farms, Michigan (State) 48025 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patrizia G. Corona, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FISCL Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature Patrizia G. Corona

Vice President and CFO

Title

Notary Public

DAVID J. GLENCER
Notary Public, Oakland County, MI
My Commission Expires Dec. 19, 2007

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HS Howard Small, C.P.A., P.C.
Certified Public Accountant/Business Consultant

30800 Telegraph Rd., Suite 1884
Bingham Farms, MI 48025
Phone (248)540-8711
Fax (248)540-0459

To the Directors and Stockholders of
FISCL Securities, Inc.:

We have audited the accompanying statement of financial condition of FISCL SECURITIES, INC. (a Michigan corporation) as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISCL Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Howard Small, CPA, P.C.
HOWARD SMALL, CPA, P.C.

Bingham Farms, Michigan
February 3, 2004

FISCL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and Cash Equivalents	$ 25,460	$ 5,445
Investment - Mutual Funds and other Securities (Note 4)	65,766	50,518
Commissions Receivable	12,091	8,458
Deposits with Clearing Brokers	15,023	25,831
Equipment, net of accumulated depreciation of $33,932	21,345	16,621
Other Assets	2,786	3,174
TOTAL ASSETS	$ 142,471	$ 110,047

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
LIABILITIES:		
Accrued Commissions	$ 5,538	$ 1,701
Accounts Payable	11,702	4,202
Equipment Lease Payable	10,084	-
Payroll Taxes Payable	32	2,226
Federal Income Tax Payable	1,500	-
Total Liabilities	$ 28,856	$ 8,129
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value; 10,000 shares authorized; 750 shares issued and outstanding in 2003 and 2002	$ 750	$ 750
Additional paid-in capital	67,165	67,165
Retained Earnings	45,700	34,003
Total Stockholders' Equity	$ 113,615	$ 101,918
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 142,471	$ 110,047

The accompanying notes are an integral part of these statements.

FISCL SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
Commissions	$ 281,089	$ 316,240
Firm Investment Income	13,355	(6,846)
Other	1,998	1,683
	$ 296,442	$ 311,077
EXPENSES:		
Commissions	$ 87,780	$ 126,685
General and Administrative	193,308	189,534
Brokerage and Clearance fees	2,157	3,572
	$ 283,245	$ 319,791
INCOME (LOSS) BEFORE TAXES ON INCOME	$ 13,197	$ (8,714)
TAX	$ 1,500	$ -
NET INCOME (LOSS)	$ 11,697	$ (8,714)

The accompanying notes are an integral part of these statements.

FISCL SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 11,697	$ (8,714)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,800	4,953
Changes in assets and liabilities:		
Investments	(15,248)	5,828
Commissions receivable	(3,633)	13,593
Deposits with clearing brokers	10,808	(131)
Prepaid Expenses	388	78
Accrued commissions	3,837	(14,195)
Accounts payable	7,500	(9,972)
Payroll Taxes Payable	(2,194)	2,126
Equipment Lease Payable	10,084	-
Federal Income Tax Payable	1,500	-
Total Adjustments	$ 19,842	$ 2,280
Net cash provided by (used by) operating activities	$ 31,539	$ (6,434)
CASH USED FOR FINANCING ACTIVITIES:		
Purchase of Equipment	$ (11,524)	$ (3,449)
Net cash used by financing activities	$ (11,524)	$ (3,449)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 20,015	$ (9,883)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,445	15,328
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25,460	$ 5,445

The accompanying notes are an integral part of these statements.

FISCL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 2001	$ 750	$ 67,165	$ 42,717	$ 110,632
Net Loss- Year Ended December 31, 2002	-	-	(8,714)	(8,714)
BALANCE AT DECEMBER 31, 2002	$ 750	$ 67,165	$ 34,003	$ 101,918
Net Income- Year Ended December 31, 2003	-	-	11,697	11,697
BALANCE AT DECEMBER 31, 2003	$ 750	$ 67,165	$ 45,700	$ 113,615

FISCL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

FISCL Securities, Inc. (the Company) was incorporated on July 15, 1987, and began operations in November 1988. The Company is a fully disclosed broker/dealer which deals primarily in general securities and mutual funds.

Customer and Broker/Dealer Transactions

Security transactions executed by the Company on behalf of customers (and associated commission revenue and expense) are recorded on a trade date basis.

Receivables from clearing broker which represent commission amounts due on customer transactions, are recorded on a trade date basis.

(2) NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule, per phased in requirements, which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital is less than $60,000 or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2003, the Company had net capital, as defined, of $71,283, which was $21,283 in excess of the minimum required, and the ratio of aggregate indebtedness to net capital was .40.

(3) POSSESSION AND CONTROL AND RESERVE REQUIREMENTS

The Company forwards all customers transactions to another broker/dealer on a fully disclosed basis. Therefore, the Company is not required, under the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, to maintain possession and control of customer securities or to segregate and maintain cash or qualified securities in a "reserve bank account" for the exclusive benefit of customers.

(4) INVESTMENTS

Investments consists of mutual funds from the American Funds Group, stock of MetLife, Inc., and NASDAQ, Inc. These securities are stated at market value, and the cost-carrying amount on December 31, 2003 was as follows:

American Funds	$ 63,083
MetLife, Inc.	$ 1,582
NASDAQ, Inc.	$ 1,100

These securities are for investment purposes only, and are not held as inventory for resale.

(5) LEASE COMMITMENT

The Company leases its office space from West Bloomfield Corporate Center, a Michigan Limited Partnership. The lease requires base rent payments of $1,720 per month through October, 2004, plus a pro-rata pass-through of various landlord operating expenses. Total base rent payments required throughout the lease are as follows:

Year Ending		Total Base Rent
12-31-04		17,200
	TOTAL	$ 17,200

FISCL SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d) (4)

AS OF DECEMBER 31, 2003

Reconciliation of Net Capital Computation
to Respondent's Computation

The difference between the computation per Schedule I , page 1 of 3 and the respondent's computation is as follows:

Net Capital, as reported in respondent's Part II (unaudited) FOCUS Report	$ 70,853
Net effect on capital of audit adjustments- Increase in stockholders' equity	430
Net Capital computation per Schedule I, page 1 of 2	$ 71,283

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FISCL Securities, Inc. as of December 31, 2003

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 113,615	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			(-0-)	3490
3.	Total ownership equity qualified for Net Capital			113,615	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-0-	3520
	B. Other (deductions) or allowable credits (List)			-0-	3525
5.	Total capital and allowable subordinated liabilities			$ 113,615	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 28,409	3540		
	B. Secured demand note deficiency	-0-	3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges	-0-	3600		
	D. Other deductions and/or charges	4,000	3610	(32,409)	3620
7.	Other additions and/or allowable credits (List)			-0-	3630
8.	Net capital before haircuts on securities positions [20]			$ 81,206	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$ -0-	3660		
	B. Subordinated securities borrowings	-0-	3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]	-0-	3735		
	2. Debt securities	-0-	3733		
	3. Options	-0-	3730		
	4. Other securities	9,923	3734		
	D. Undue Concentration	-0-	3650		
	E. Other (List)		3736	(9,923)	3740
10.	Net Capital			$ 71,283	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER FISCL Securities, Inc. as of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,924	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	21,283	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	▼22 $	68,397	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	28,856	3790
17. Add:						
A. Drafts for immediate credit	▼21 $	-0-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-0-	3810			
C. Other unrecorded amounts (List)	$	-0-	3820	$	-0-	3830
19. Total aggregate indebtedness				$	28,856	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	.40	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	n/a	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	n/a	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▼23 $		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FISCL SECURITIES, INC.

STATEMENT OF NONALLOWABLE ASSETS and DEDUCTIONS

AS OF DECEMBER 31, 2003

Description

Non Allowable Assets:	
Rent Security Deposit	$ 2,786
Fixed Assets	16,260
Non-Allowable Investment	1,100
Excess Trail Commissions Receivable	8,263
	$ 28,409

Other Deductions:	
Excess Fidelity Bond Deductible	$ 4,000

HS Howard Small, C.P.A., P.C.
Certified Public Accountant/Business Consultant

30800 Telegraph Rd., Suite 1884
Bingham Farms, MI 48025
Phone (248)540-8711
Fax (248)540-0459

Report of Independent Public Accountants

To the Directors and Stockholders of
FISCL Securities, Inc.

We have audited the financial statements of FISCL Securities, Inc. (a Michigan corporation) for the year ended December 31, 2003 and have issued our report thereon dated January 28,2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by FISCL Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by FISCL Securities, Inc. (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession and control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of FISCL Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. Our study also indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3, and no facts came to our attention that caused us to believe that such provisions had not been complied with during the year ended December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Howard Small CPA, P.C.

HOWARD SMALL, C.P.A., P.C.

Bingham Farms, Michigan
February 3, 2004